

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2021

Scott Painter
Chief Executive Officer
EVe Mobility Acquisition Corp
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

> **Re: EVe Mobility Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 3, 2021**
> **File No. 333-261053**

Dear Mr. Painter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 Filed on December 3, 2021

Note 8. Subsequent Events, page F-16

1. Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Scott Painter
EVe Mobility Acquisition Corp
December 6, 2021
Page 2

   You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Gregg A. Noel